# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cognizant Technology Solutions Corp, CIK 0001058290
CUSIP: 192446102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 Frank W. Burr Blvd., Suite 36, 6th Floor, Teaneck, New Jersey (NJ), 07666
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000914208-26-000219
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Bermuda (D0); sole voting power 14,598,020; shared voting power 0; sole dispositive power 14,622,570; shared dispositive power 0; aggregate amount beneficially owned 14,622,570 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Cognizant Technology Solutions Corp
Address of issuer's principal executive offices: 300 Frank W. Burr Blvd., Suite 36, 6th Floor, Teaneck, New Jersey 07666

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 14,622,570 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 3.2
Sole power to vote or to direct the vote: 14,598,020
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,622,570
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No one person has greater than 5% economic ownership in the securities listed above. As holders of record, the relevant clients of Invesco Ltd. have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Asset Management (Japan) Limited
Invesco Asset Management Limited
Invesco Asset Management Singapore Ltd.
Invesco Investment Advisers LLC
Invesco Management S.A.
Invesco Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Global Head of Compliance (11/09/2026)